Exhibit 99.1

Satyam’s Q4 Net Profit Growth at 51.4% yoy

•	Guides for US $ 1 billion revenue in 2005-2006

•	Satyam along with its subsidiaries becomes one of the youngest global IT company to cross the milestone of 20,000 Associates

•	Adds 5132 Associates in a year

•	To set up Satyam School of Learning to enhance global leadership development

Hyderabad (India), April, 21, 2005: Satyam Computer Services Ltd. (NYSE:SAY), a leading global consulting and IT services provider, today announced revenue of Rs.953.37 crore and an EPS of Rs.6.68 for the fourth quarter ended March 31, 2005, representing a sequential growth of 7.0% and 21.7% respectively. The audited results of the company for the year and quarter ended March 31, 2004, were approved at a board meeting held here today.

For fiscal 2006 consolidated revenue is expected to be between Rs. 4435 crore & Rs. 4502 crore, implying a growth rate of 26% to 28% over fiscal 2005 revenue of Rs.3521 crore. The EPS for the fiscal is expected to be between Rs.26.84 and Rs. 27.30. The revenue forecast for the quarter ending June 30, 2005, indicates a growth in the range of 5.1% to 5.6% and is expected to be between Rs.1021 crore and Rs.1026 crore. The EPS for the quarter is expected to be between Rs.5.82 and Rs.5.85.

Satyam added 28 customers during the quarter including 5 Fortune Global and US 500 corporations, taking the total count to 144 Fortune Global and US 500 corporations. The total customer additions during the year were 108, including 17 Fortune Global and US 500 Companies.

Commenting on the results, Satyam Chairman, B. Ramalinga Raju said: “Our ability to identify, nurture and accelerate growth in new business practices have helped create a footprint in these chosen areas which has resulted in a strong platform for future growth. It is reassuring for us to note the enhanced business potential for integrated business solutions in the global market place and we are hopeful that the growth momentum experienced in fiscal 2005 would continue.”

Satyam added 5132 associates in FY 2005, the highest addition in any single year, taking the total strength to 19164. During the quarter Satyam, along with its subsidiaries, became one of the youngest in the global IT industry to cross the milestone of 20,000 Associates. The company also plans to set up the Satyam School of Learning to enhance leadership development and to groom its associates into leaders who can take end-to-end responsibility.

The Board of Directors has recommended a final dividend of 150% (Rs.3 per share). Including the interim dividend of 100%, the total dividend works out to 250% against 200% declared for the last year.

Acquisition

The company has also announced the acquisition of Citisoft, a Europe-based highly specialized business and systems consulting firm that focuses exclusively on investment management industry. Citisoft will be operating as a subsidiary of Satyam and will be a part of Satyam’s Financial Services Group.

Citisoft has a global presence with offices in London, Boston and New York and has built an enviable reputation as the leading specialist investment management consulting firm with the largest concentration of business consulting expertise. This strategic acquisition firmly positions Satyam as a significant global player in business and technology consulting services area for the Investment Management industry.

The consideration for the acquisition consists of a guaranteed payment of $ 23.2 mn and an additional performance based payment of up to $ 15.5 mn, paid over a 3-year period.

The acquisition comes against the backdrop of increasing IT spend in the Securities Industry estimated at $ 71 bn in 2004, 10% of which can be attributed to the Investment Management segment of the industry which by itself is a $35 trillion market.

Commenting on the acquisition, Mr. Raju said, “To further our objective to accelerate domain competency and expand our services as well as customer reach, we have acquired Citisoft, a highly specialized business and systems consulting firm that has focused exclusively on the Investment Management industry”.

“This acquisition will enable Satyam to build a unique position in the Financial Services sector and facilitate it to expand its footprint amongst European Asset Management Companies by utilizing the synergies between Satyam’s global delivery capabilities and Citisoft’s world-class industry expertise”, added Mr. Ram Mynampati, President — Commercial and Healthcare Businesses, Satyam, who would be taking over as the Chairman of Citisoft.

Satyam will now offer a phenomenal value proposition that covers everything from full-scale business transformation to back-office support at a great value.

Nipuna Services Limited

Nipuna, Satyam’s BPO subsidiary, reported revenue of US$10 mn in Fiscal 2005. The revenue for the year ending March 31, 2006 is expected to be US$ 18 mn.

Nipuna added 11 customers during fiscal 2005 in the Telecom, Media, Pharma, Manufacturing, Automotive and Financial Services verticals. The company is servicing 21 customers and is handling 50 processes. It now has a presence in engineering, health care, insurance, IT help desk, finance and accounts, customer contact & data management areas.

Nipuna services 11 ‘Fortune Global 500’ companies, of which 6 are ‘Fortune 100’ companies. New businesses contributed to 46% of the total revenue, while existing businesses made up the remaining 54% of revenue. Revenues from existing customers grew by 111% during fiscal 2005.

During the year Nipuna started delivery from two new facilities, a 660 seat facility in Hyderabad and a 350 seat facility in Bangalore. Nipuna now has infrastructure to accommodate approximately 2,200 employees.

Nipuna had 1367 employees as of March 31, 2005. The company is ramping up to meet the requirement of additional business from existing and new customers.

Financial Highlights:

•	Income from Software Services as per Indian GAAP for Q4 in Rupee terms up 32.3% year on year, while net profit has increased by 51.4% yoy

•	Sequential growth of 7.0% (8.8% in US$ terms) in income from software services over the quarter ended December 31, 2004

•	New customer wins were 28, including 5 Fortune Global and US 500 companies

•	Income from software services for fiscal 2005 was Rs.3464.22 crore (US$772.77 million), an annual growth of 36.3% (39.7% in US$ terms)

•	Note: Total income, software income and net profit mentioned in the above statements are as per Indian GAAP standalone.

About Satyam:
Satyam Computer Services Ltd. (NYSE: SAY) is a global IT consulting services provider, offering a range of expertise aimed at helping customers re-engineer and re-invent their businesses to compete successfully in an ever-changing marketplace. Over 20,000 highly-skilled professionals in Satyam work onsite, offsite, offshore and near shore, to provide customized IT solutions for companies in several industry sectors. Satyam’s ideas and products have resulted in technology-intensive transformations that have met the most stringent of international quality standards. Satyam Development Centers in India, the USA, the UK, the UAE, Canada, Hungary, Malaysia, Singapore, China, Japan and Australia serve over 370 global companies, of which 144 are Fortune Global 500 and Fortune US 500 corporations. Satyam’s presence spans 46 countries, across six continents. For more information visit us at: www.satyam.com

For clarifications write to us at Corporate_Communications@Satyam.com

Or contact our global PR representatives at:

India	Rajesh, rajesh@perfectrelations.com, +91 40 55319862, +91 98490 42184

Europe	Priti Thakker, priti_thakker@satyam.com, +1 973 753 1858, +1 973 997 1149

US	Ivette Almeida, Ivette.almeida@annemcbride.com, +1 212 983 1702 ext 209, +1 201 232 0128

Asia-Pacific	Norkiah Natassia Noor, norkiah@wer1.net, +65 6737 4844, +65 9735 9439

Safe Harbor:
This press release contains forward-looking statements within the meaning of section 27A of Securities Act of 1933, as amended and section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Satyam undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with our business, please see the discussions under the heading “Risk Factors” in our report on Form 6K concerning the fiscal quarter ended December 31, 2004 furnished to the United States Securities Exchange Commission on February 14, 2005 and the other reports filed with the Securities Exchange Commission from time to time. These filings are available at www.sec.gov